

November 25, 2013

Via Email
Mr. Frank A. Wilson
Senior Vice President and
 Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 26, 2013**
> **File No. 001-05075**

Dear Mr. Wilson:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.   We note from page 81 that at December 30, 2012 you hold a cumulative total of $472 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled $171.4 million at that date, please tell us the amount of cash and equivalents and liquid investments held by your foreign subsidiaries at December 30, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

2.   Further, as we note from page 109 that the majority of your net long-lived assets are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Item 8. Financial Statements

Note 4. Restructuring and Contract Termination Charges, net, page 74

3.   With respect to your Q3 2012 restructuring plan, we note that you do not expect to complete the plan until the fourth quarter of fiscal 2015. Please summarize for us the terms of the plan and discuss how you are accounting for and measuring the associated costs. Refer to FASB ASC 420-10-25, 10-30 and 10-55.

Note 6. Income Taxes, page 77

4.   Please tell us the nature of the change in your valuation allowance of $14.4 million in fiscal 2012 that resulted in the tax benefit of $17.9 million.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant